UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 6-K/A
                             (AMENDMENT NO. 1)

             REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
                         13a-16 OR 15d-16 UNDER THE
                      SECURITIES EXCHANGE ACT OF 1934

                              FOR JULY 6, 2005

                       COMMISSION FILE NUMBER 1-11284

                            FALCONBRIDGE LIMITED
                          (FORMERLY NORANDA INC.)
              (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                    BCE PLACE, 181 BAY STREET, SUITE 200
                      TORONTO, ONTARIO, CANADA M5J 2T3
                  (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                         Form 20-F     Form 40-F X
                                  ---          ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
                               Yes           No X
                                  ---          ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
                               Yes           No X
                                  ---          ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                               Yes           No X
                                  ---          ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Furnished herewith is:

Exhibit 99.1*:      Certificate of Amalgamation of the Registrant.

Exhibit 99.2*: Material Change Report as to the completion of the amalgamation of Noranda Inc. and Falconbridge Limited with the Registrant being the continuing amalgamated company.

The Material Change Report in Exhibit 99.2 shall also be deemed filed for purposes of the Securities Exchange Act of 1934 (including for the purpose of being incorporated by reference into one or more registration statements under the Securities Act of 1933, as amended). The foregoing Material Change Report is specifically incorporated by reference into the Registrant's Registration Statement on Form S-8 (File No. 333-126529).

--------------
* Previously furnished

                                 SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     FALCONBRIDGE LIMITED
                                     (Registrant)


July 12, 2005                   By:  /s/ Stephen K. Young
                                     --------------------------------
                                     Stephen K. Young - Corporate Secretary

                               EXHIBIT INDEX


EXHIBIT NO.         DESCRIPTION

Exhibit 99.1*:      Certificate of Amalgamation of the Registrant.

Exhibit 99.2*: Material Change Report as to the completion of the amalgamation of Noranda Inc. and Falconbridge Limited with the Registrant being the continuing amalgamated company.



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* Previously furnished